United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of

September 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

Press Release	September 1, 2009

MINERA ANDES PROVIDES STATUS UPDATE ON ITS LOS AZULES COPPER PROJECT OPTION AGREEMENT WITH XSTRATA

MINERA ANDES INC. (TSX:MAI) (the “Corporation” or “Minera Andes”) is pleased to provide an update on its option agreement with Xstrata (and certain Xstrata affiliates) (the “Agreement”) on its Los Azules copper project in Argentina (the “Project”).

As previously announced, Minera Andes has exercised its 100% earn-in option with respect to the Project effective June 1, 2009,  thereby granting Xstrata 90 days to deliver notice of exercise of its right to back-in to the Project for a 51% interest (the “Back-in Notice”).

This 90 day period has expired without Xstrata having delivered the Back-in Notice. Minera Andes has so notified Xstrata and by the terms of the Agreement Xstrata now has 30 days, expiring October 1, 2009, to deliver the Back-in Notice.

After delivery of the Back-in Notice, in order to exercise the back-in right, Xstrata must pay Minera Andes, within 90 days of delivery of the Back-in Notice, an amount equal to three times the direct expenditures incurred by the Corporation and its affiliates since November 25, 2005, and assume operational control and responsibility of the Project no later than 120 days after delivery of the Back-in Notice.  Xstrata must also produce a feasibility study in accordance with the standards set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators (“NI 43-101”) within 5 years of delivery of the Back-in Notice.

About the Los Azules Project

The Los Azules copper discovery is a very large copper porphyry system. Located in western San Juan province, Los Azules has an independently calculated inferred mineral resource of 922 million tonnes grading 0.55 percent copper, and containing 11.2 billion pounds of copper. This resource, at 0.35 percent total copper cutoff grade, is defined by an area approximately 3.7 kilometers by one kilometer in size. Drilling has identified a high-grade, near-surface copper core exceeding one percent in grade. Los Azules is open at depth and to the north.

About Minera Andes

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina, located in the regions near the San José silver-gold mine and the Los Azules Project.  The San José silver-gold mine is a joint venture between the Corporation and Hochschild Mining plc. The Corporation owns a 49% interest in the joint venture and Hochschild Mining plc owns the remaining 51% and is the operator of the mine. The San José joint venture property covers 50,491 hectares and is not included in the acres noted above. Other exploration properties, primarily silver and gold, in southern Argentina, are being evaluated. The Corporation presently has 261,393,851 shares issued and outstanding.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail:	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Scientific or technical information contained in this news release has been prepared by, or under the supervision of, Brian Gavin, a full-time employee of Minera Andes and a qualified person for the purposes of National Instrument 43-101 – “Standards of Disclosure for Mineral Projects”. For further information in respect of the Los Azules project please refer to  the technical report entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009.

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, the speculative nature of mineral exploration. Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ James K. Duff
James K. Duff, Chief Operating Officer

Dated:  September 4, 2009